FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures

1.   Publication of Prospectus annoucement made on 02 October 2007
2.   Publication of Prospectus annoucement made on 02 October 2007
3.   Publication of Prospectus annoucement made on 03 October 2007
4.   Director/PDMR Shareholding announcement made on 04 Ocotber 2007
5.   Director/PDMR Shareholding announcement made on 09 Ocotber 2007
6.   Publication of Prospectus annoucement made on 09 October 2007
7.   Director/PDMR Shareholding announcement made on 12 Ocotber 2007
8.   Publication of Prospectus annoucement made on 15 October 2007
9.   Publication of Prospectus annoucement made on 17 October 2007
10.  Publication of Prospectus annoucement made on 17 October 2007
11.  Publication of Prospectus annoucement made on 17 October 2007
12.  Director/PDMR Shareholding announcement made on 18 Ocotber 2007
13.  Blocklisting announcement made on 25 October 2007

Enclosure 1

Publication of Prospectus

The following Prospectus is available for viewing:

Prospectus  for The Royal Bank of Scotland  Group plc's  750,000  Non-Cumulative
Sterling Preference Shares of GBP1.00 each, Series 1.

To view the full  document,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0275f_-2007-10-2.pdf

A copy of the  Prospectus is also  available to the public for inspection at the
UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the  Prospectus)  only and is not  intended  for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed.  Prior to relying on the information  contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is  conditional  upon complying with the above requirement.

Enclosure 2

Publication of Prospectus

The following Prospectus is available for viewing:

Prospectus for The Royal Bank of Scotland Group plc's 26,000 Non-Cumulative Euro
Preference Shares of EUR0.01 each, Series 3.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0281f_-2007-10-2.pdf

A copy of the  Prospectus is also  available to the public for inspection at the
UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the  Prospectus)  only and is not  intended  for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed.  Prior to relying on the information  contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 3

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland  Group  plc's  CAD600,000,000  Fixed/
Floating Rate Undated  Callable  Step-up Tier 1 Notes (the "Notes") issued under its GBP45,000,000,000 Euro Medium-Term Note Programme (the "Programme")

The  Final  Terms  contain  the  final  terms of the  Notes  and must be read in conjunction  with the  Prospectus  dated  18 June  2007 as  supplemented  by the
Supplementary  Prospectuses  dated 24 July 2007,  7 August 2007 and 24 September
2007, (together, the "Prospectus") relating to the Programme,  which constitutes a base prospectus for the purposes of the Prospectus  Directive (Directive 2003/
71/EC).

To view the full  document,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0861f_-2007-10-3.pdf

A copy of the Final  Terms and the  Prospectus  to which  they  relate  are also available to the public for  inspection at the UK Listing  Authority's  Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please  note that the  information  contained  in the  Final  Terms  (when  read together  with the  information  in the  Prospectus)  may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the
Prospectus)  only and is not  intended  for use and should not be relied upon by any person  outside these  countries  and/or to whom the offer  contained in the
Final  Terms  and the  Prospectus  is not  addressed.  Prior to  relying  on the information contained in the Final Terms and the Prospectus,  you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

John Alastair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc 1997
Sharesave Scheme - Year 2000 grant

9. Number of shares, debentures or financial instruments relating to shares acquired

5,595

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP3.2833

14. Date and place of transaction

2 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,537 0.00017%

16. Date issuer informed of transaction

3 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

4 October 2007

--------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc 1997
Sharesave Scheme - Year 2004 grant

9. Number of shares, debentures or financial instruments relating to shares acquired

2,337

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP4.03

14. Date and place of transaction

3 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

621,206 0.00656%

16. Date issuer informed of transaction

3 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

4 October 2007
--------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc 1997
Sharesave Scheme - Year 2002 grant

9. Number of shares, debentures or financial instruments relating to shares acquired

1,686

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP4.1166

14. Date and place of transaction

2 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,684 0.00010%

16. Date issuer informed of transaction

3 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

4 October 2007
--------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc 1997
Sharesave Scheme - Year 2004 grant

9. Number of shares, debentures or financial instruments relating to shares acquired

933

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP4.03

14. Date and place of transaction

2 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,251 0.00021%

16. Date issuer informed of transaction

3 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

4 October 2007

--------------------------------------------------------------------------------

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

200,730 shares 0.00211%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

- Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,053 shares 0.00859%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

621,228 shares 0.00655%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,273 shares 0.00021%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,339 shares 0.00037%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

22

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.615

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

68,187 shares 0.00071%

16. Date issuer informed of transaction

8 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 October 2007

Enclosure 6

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland  Group  plc's  US$350,000,000  Senior
Floating   Rate  Notes  due  October  2008  (the   "Notes")   issued  under  its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The  Final  Terms  contain  the  final  terms of the  Notes  and must be read in conjunction  with the  Prospectus  dated 8 August  2007 as  supplemented  by the
Supplementary  Prospectus dated 24 September 2007 (together,  the  "Prospectus")
relating to the Program, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full  document,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4151f_-2007-10-9.pdf

A copy of the Final  Terms and the  Prospectus  to which  they  relate  are also available to the public for  inspection at the UK Listing  Authority's  Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please  note that the  information  contained  in the  Final  Terms  (when  read together  with the  information  in the  Prospectus)  may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the
Prospectus)  only and is not  intended  for use and should not be relied upon by any person  outside these  countries  and/or to whom the offer  contained in the
Final  Terms  and the  Prospectus  is not  addressed.  Prior to  relying  on the information contained in the Final Terms and the Prospectus,  you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr John Alastair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr John Alastair Nigel Cameron

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

45

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,582 0.00017%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Katherine McHardy

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the persons referred to in 3 and 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Mark Andrew Fisher 150

Katherine McHardy 63

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

213

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,486 0.00021%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr William Michael Friedrich

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr William Michael Friedrich

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

1,118

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

63,937 0.00067%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Lorna Jean Moody

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the persons referred to in 3 and 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Howard John Moody 1,813

Mrs Lorna Jean Moody 119

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

1,932

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

116,049 0.00122%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Neil James Roden

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

628

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,967 0.00038%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Clare Louise Sullivan

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the persons referred to in 3 and 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Christopher Paul Sullivan 73

Mrs Clare Louise Sullivan 976

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

1049

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP5.64673

14. Date and place of transaction

12 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

69,236 0.00073%

16. Date issuer informed of transaction

12 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

12 October 2007

Enclosure 8

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's  CAD160,000,000  Floating
Rate Notes due October 2008 (the  "Notes")  issued  under its  GBP45,000,000,000
Euro Medium-Term Note Programme (the "Programme")

The  Final  Terms  contain  the  final  terms of the  Notes  and must be read in conjunction  with the  Prospectus  dated  18 June  2007 as  supplemented  by the
Supplementary  Prospectuses  dated 24 July 2007,  7 August 2007 and 24 September
2007, (together, the "Prospectus") relating to the Programme,  which constitutes a base prospectus for the purposes of the Prospectus  Directive (Directive 2003/
71/EC).

To view the full  document,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6916f_-2007-10-15.pdf

A copy of the Final  Terms and the  Prospectus  to which  they  relate  are also available to the public for  inspection at the UK Listing  Authority's  Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please  note that the  information  contained  in the  Final  Terms  (when  read together  with the  information  in the  Prospectus)  may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the
Prospectus)  only and is not  intended  for use and should not be relied upon by any person  outside these  countries  and/or to whom the offer  contained in the
Final  Terms  and the  Prospectus  is not  addressed.  Prior to  relying  on the information contained in the Final Terms and the Prospectus,  you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is  conditional  upon complying with the above requirement.

Enclosure 9

17 October 2007

The Royal Bank of Scotland plc - Publication of Supplement

The following Supplement has been approved as a supplement by the UK Listing
Authority and is available for viewing:

Supplement dated 17 October 2007 (the "Supplement") supplementing the Prospectus dated 5 October 2007 (the "Prospectus") relating to the Certificate and Warrant
Programme of The Royal Bank of Scotland plc

To view the full document, please paste the following URL into the address bar of your browser.

Supplement

http://www.rns-pdf.londonstockexchange.com/rns/8868f_-2007-10-17.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the
United States. If you are a U.S. person or are viewing this page from the United
States, you should exit this section of the website.

For further information, please contact:

Peter Nielsen
c/o Group Legal, GBM
RBS Global Banking & Markets
135 Bishopsgate
London EC2M 3UR
Tel: +44(0)20 7085 5000
Fax:+44(0)20 7085 8411

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus, as supplemented by the Supplements may be addressed to and/or targeted at persons who are residents of particular  countries  (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/
or to whom the offer  contained in the  Prospectus  is not  addressed.  Prior to relying on the information contained in the Prospectus, as so supplemented,  you must ascertain  from the Prospectus  whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is  conditional  upon complying with the above requirement.

The availability of the Base Prospectus and the Supplements on this website does not  constitute  an  offer of  securities  for sale in the  United  States.  Any securities  issued pursuant  thereto have not been, and will not be,  registered under the U.S.  Securities Act of 1933, as amended (the  "Securities  Act"),  or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S.  persons or to persons  within the United
States of America, except pursuant to an exemption from the Securities Act.

Enclosure 10

Publication of Supplementary Prospectus

The  following  supplementary  prospectus  has been  approved  by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc GBP45,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary  Prospectus,  please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9063f_-2007-10-17.pdf

The  document  above is also  available to the public for  inspection  at the UK
Listing Authority's  Document Viewing Facility,  25 The North Colonnade,  Canary
Wharf, London E14 5HS.

Documents Incorporated by Reference

Unaudited interim financial  statements as at and for the six month period ended
30 June 2007 of The Royal Bank of  Scotland  plc,  contained  in the  Supplement dated 4 October 2007 relating to the Structured Note Programme of The Royal Bank of Scotland plc.

www.rns-pdf.londonstockexchange.com/rns/1905f_-2007-10-4.pdf

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary  Prospectus (and the  Prospectus  to which it relates)  may be  addressed  to and/or  targeted at persons who are residents of particular  countries (specified in the Prospectus)
only and is not  intended  for use and should  not be relied  upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the  Supplementary  Prospectus  is  not  addressed.  Prior  to  relying  on  the information  contained in the Prospectus and the Supplementary  Prospectus,  you
must ascertain  from the Prospectus  whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 11

Publication of Supplementary Offering Memorandum

The  following  supplementary  offering  memorandum  has been approved by the UK
Listing Authority and is available for viewing:

Supplementary  Offering  Memorandum for The Royal Bank of Scotland Group plc/The
Royal Bank of Scotland plc US$35,000,000,000 Medium Term Note Program

To view the full Supplementary  Offering Memorandum,  please paste the following
URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9066f_-2007-10-17.pdf

The  document  above is also  available to the public for  inspection  at the UK
Listing Authority's  Document Viewing Facility,  25 The North Colonnade,  Canary
Wharf, London E14 5HS.

Documents Incorporated by Reference

Unaudited interim financial  statements as at and for the six month period ended
30 June 2007 of The Royal Bank of  Scotland  plc,  contained  in the  Supplement dated 4 October 2007 relating to the Structured Note Programme of The Royal Bank of Scotland plc.

www.rns-pdf.londonstockexchange.com/rns/1905f_-2007-10-4.pdf

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please  note  that  the  information  contained  in the  Supplementary  Offering
Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the Offering  Memorandum)  only and is not intended for use and should not be relied  upon by any  person  outside  these  countries  and/or to whom the offer contained in the Offering  Memorandum and the Supplementary  Offering Memorandum
is not addressed.  Prior to relying on the information contained in the Offering
Memorandum and the Supplementary  Offering  Memorandum,  you must ascertain from the Offering  Memorandum whether or not you are part of the intended  addressees of the information contained therein.

Your right to access this service is  conditional  upon complying with the above requirement.

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS  notification  required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer  should  complete  boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative  relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An  issuer  making a  notification  in  respect  of  options  granted  to a director/person  discharging  managerial  responsibilities  should complete boxes 1 to 3 and 17 to 24.

(4)  An issuer  making a  notification  in  respect  of a  financial  instrument relating  to the  shares of the  issuer  (other  than a  debenture)  should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to

Ordinary shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Sir Fred Goodwin

8 State the nature of the transaction

The Royal Bank of Scotland Group plc - Executive Share Option Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

493,713

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP2.916667

14. Date and place of transaction

17 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

694,443

16. Date issuer informed of transaction

18 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

18 October 2007

Enclosure 13.

                                     SCHEDULE 5

                          BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

38,458,764

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

38,458,764

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

23,902,185

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

23,902,185

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name          Aileen Taylor

Position      Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,145,788

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3,145,788

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

15,688,380

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

15,688,380

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004
495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004
429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004
490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004
461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Medium-term Performance Plan

3. Period of return:

From  1 April 2007           To      30 September 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,711,832

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,711,832

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004
1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,456,448,005

Contact for queries

Name           Mr Peter Helmn

Address        The Royal Bank of Scotland Group plc
               Business House F, 2nd Floor,
               Gogarburn, PO Box 1000
               Edinburgh
               EH12 1HQ

Telephone      0131 556 8555

Person making the return

Name           Aileen Taylor

Position       Deputy Secretary and Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat